December 15, 2006

Via U.S. Mail and Facsimile

Takeo Fukui
Chief Executive Officer
Honda Motor Co., Ltd.
No. 1-1
2-chome, Minami-Aoyama
Minato-ku, Tokyo
107-8556, Japan


RE:		Honda Motor Co., Ltd.
		Form 20-F for the fiscal year ended March 31, 2006
		File No. 1-7628

Dear Mr. Fukui:

      We have limited our review of your Form 20-F for the fiscal year ended March 31, 2006, to disclosures relating to your contacts with countries that have been identified as state sponsors of terrorism. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with supplemental information, so that we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


General -

1. We note that on your website you identify a Honda Network in Iran and a Honda Network in Syria. Your 20-F includes no information about contacts with these countries. In light of the fact that Iran and Syria have been identified by the U.S. State Department as state sponsors of terrorism and are subject to U.S. economic sanctions, please describe for us the extent and nature of your past, current, and anticipated contacts with Iran and Syria whether through subsidiaries, affiliated entities, or other direct or indirect arrangements. Discuss whether, and the extent to which, your Syria and Iran-related operations have involved the government of either country, and the nature of any government involvement. Please also advise us whether any of the services or products you have provided to Iran and/or Syria have military application. Describe for us any such potential application and advise us whether, to your knowledge, any such products or services have in fact been put to such use.

2. Please address for us the applicability to your Iran-related activities, including any direct or indirect payments to the Iranian government, of Section 5(b) of the Iran Sanction Act of 1996, as modified by the Iran Freedom Support Act on September 30, 2006.

3. Discuss for us the materiality to you of your contacts with Iran and Syria, individually and in the aggregate, and whether those contacts, individually or in the aggregate, constitute a material investment risk for your security holders. Please address materiality in quantitative terms, including the dollar amounts of any associated assets and liabilities, and revenues.

Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company`s reputation and share value. We note, for example, that
Arizona and Louisiana have adopted legislation that requires their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permits divestment of state pension fund assets from, companies that do business with U.S.-designated state sponsors of terrorism. The Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries. The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that operate in Iran and Syria.

Your qualitative materiality analysis also should address whether, and the extent to which, the Iranian and Syrian governments, or entities controlled by those governments, receive cash or act as intermediaries in connection with your operations.

4. We note that your 20-F discusses sales of your products in Africa and Asia. Please advise us of any sales into, or other contacts with, Sudan and/or North Korea, countries identified by the U.S. State Department as state sponsors of terrorism and subject to U.S.
economic sanctions. If you have contact with either country, please provide the same information regarding those contacts as we requested regarding contacts with Iran and Syria in comments 1 and 3 above.



Closing Comments

      Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filings;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filings or in response to our comments on your filings.

      Please understand that we may have additional comments after we review your response to our comment. Please contact Jack
Guggenheim
at (202) 551-3523 if you have any questions about the comment or our review. You may also contact me at (202) 551-3470.


								Sincerely,





								Cecilia D. Blye, Chief
								Office of Global Security
Risk



cc: 	Max Webb
		Linda Cvrkel
		Division of Corporation Finance
Takeo Fukui
Honda Motor Co., Ltd.
December 15, 2006
Page 1









UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-5546

         DIVISION OF
CORPORATION FINANCE